Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: November 20, 2014
Global Town Hall Meeting
with Chairman and CEO Omar Ishrak
November  20, 2014

The Medtronic Mission: A Shared Sense of Purpose
To contribute to human welfare…alleviate pain,
restore health, and extend life…
To direct our growth in the areas of maximum strength
and ability…to continuously build on these areas through
education and knowledge…
To strive without reserve for the greatest reliability and
quality… to be recognized as a company of dedication,
honesty, integrity, and service…
To make a fair profit…
To recognize the personal worth of employees…
To maintain good citizenship as a company.
“
”

A Strong Strategic Fit
Therapy Innovation: Delivering strong launch
cadence of meaningful therapies and procedures
Globalization: Addressing the inequities
in healthcare access globally
Economic Value: Becoming a leader in value-based
healthcare by incorporating EV into our DNA
&
Uniquely positioned to expand our industry-leading
franchises through our three differentiated strategies:

Combination Results in Strategic Diversification Surgical Solutions Respiratory & Patient Care Spine Cardiac Rhythm & Heart Failure Coronary & Structural Heart Diabetes

Urological, urogynecological and gastroenterological
Diagnostics and solutions
Diabetes
Neurological
Spinal and orthopedic
Ear, nose and throat
Structural heart
Endovascular
Coronary
Cardiac rhythm
Cervical degenerative disc disease
Scoliosis
Degenerative disc disease
Spinal fracture
Lumbar spinal stenosis
Tibial fractures
Orthopedic trauma
Sinus diseases
Thyroid conditions
Otologic disorders
Sleep-disordered breathing
Pediatric conditions
Ménière’s disease
Heart valve disease
Congenital heart disease
Overactive bladder and urinary retention
Nausea and vomiting associated with gastroparesis*
Fecal incontinence
Atrial fibrillation
Slow heart rates
(bradycardia)
Fast heart rates
(tachycardia)
Heart failure
Asymptomatic
heart rates
Acute ischemic stroke
Brain aneurysm
Vascular embolization
Thyroidectomy
Airway access
Interventional GI
Cholecystectomy
Appendectomy
Barrett’s esophagus
Capsule endoscopy
Bariatric bypass and sleeves
Colon resection
Hemorrhoidectomy
Nutrition delivery
Hysterectomy
Fibroids
Salpingo-oophorectomy (sterilization)
CO2 and Respiration
Consciousness
Oximetry (pulse and bi-spectral)
Skin integrity
Patient & caregiver safety
Coronary artery disease
Interventional lung
Lobectomy/resection
Mechanical ventilation
• Arterial
• Venous insufficiency
• Deep vein thrombosis
• End stage renal disease
Peripheral vascular disease
Aortic aneurysms
Further Expanding Our Comprehensive Portfolio
Cardio-Pulmonary
Severe spasticity
Parkinson’s disease
Essential tremor
Dystonia*
Hydrocephalus
Obsessive-compulsive disorder*
Brain tumors and lesions
Chronic pain
Subdural hematomas
Cranial trauma
* Humanitarian device in the United States – the effectiveness  for this use has not been demonstrated

Overview of Organizational Structure

Organized into Four Business Groups *
* Upon Close of Transaction
Restorative
Therapies Group
Diabetes Covidien
Mike Coyle
EVP and Group President
Chris O’Connell
EVP and Group President
Hooman Hakami
EVP and Group President
Bryan Hanson
EVP and Group President
Cardiac and
Vascular Group
Covidien
Peripheral Vascular
• Endovascular • Arterial  • CVI
• All current Covidien
businesses except those
noted here
• Venous portion of Covidien
Peripheral Vascular
• Spine
• Surgical Technologies
• Neuromodulation
• Kanghui Orthopedics
• Cardiac Rhythm and
Heart Failure
• Coronary and Structural Heart
• Aortic and Peripheral
Covidien
Neurovascular
+
+

Organized into Four Major Geographic Regions *
Americas EMEA Greater China
Bob White
SVP and President,
Asia Pacific
Mike Genau
SVP and President,
Americas
Rob ten Hoedt
EVP and President,
Europe, Middle East and Africa
Chris Lee
SVP and President,
Greater China
Asia Pacific
• Japan
• India
• Australia
• New Zealand
• Korea
• All Southeast Asia
* Upon Close of Transaction
• Canada
• Latin America
• United States
• Europe
• Middle East
• Africa
• China
• Taiwan
• Hong Kong

New Medtronic Executive Committee
Upon Close of Transaction
Omar
Ishrak
Chairman and Chief
Executive Officer
Mike
Coyle
EVP and Group President,
Cardiac and Vascular
Gary
Ellis
EVP and
Chief Financial Officer
Mike
Genau
SVP and President,
Americas
Chris
O’Connell
EVP and Group President,
Restorative Therapies
Stephen
Oesterle, M.D.
SVP, Medicine
and Technology
Rick
Kuntz, M.D.
SVP and Chief Scientific,
Clinical and Regulatory Officer
Geoff
Martha
SVP and Chief
Integration Officer
Luann
Pendy
SVP,
Global Quality
Rob
ten Hoedt
EVP and President,
Europe, Middle East, Africa
Carol
Surface
SVP and Chief Human
Resources Officer
Katie
Szyman
SVP, Global Channel
Management
Hooman
Hakami
EVP and Group
President, Diabetes
Brad
Lerman
SVP, General Counsel
and Corporate Secretary
Bob
White
SVP and President,
Asia Pacific
Chris
Lee
SVP and President,
Greater China
Bryan
Hanson
EVP and Group
President, Covidien

Covidien Integration: Strategy for Success
PRESERVE
Maintain business momentum at both companies
OPTIMIZE
Exceed our announced synergy targets and reinvest
ACCELERATE
Significant near-term growth for the new
Medtronic
TRANSFORM
Technology-enabled transformation of healthcare
GUIDED BY THE MEDTRONIC MISSION
Achieve MDT & COV Strategic Plans
Protect the front end
Change vs. disruption
Cost Reduction
Rigorous execution vs. stretch targets
Optimized service models
Utilize New Assets & Capabilities
DCB as standard of care
Neuroscience strategy
Emerging markets scale
Broader Healthcare Solutions
New business models
New customers
New offerings

Disclaimers
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION
Medtronic Holdings, Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and
Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME)
AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL
CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS.  Investors and
security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New
Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling  763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien
Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Disclaimers (cont’d)
PARTICIPANTS IN THE SOLICITATION
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy
Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC.  Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A,
dated January 24, 2014, which are filed with the SEC.

Disclaimers (cont’d)
Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this communication that refer to New Medtronic’s, Medtronic's and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic's and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,”
“will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions.  It is important to note that these goals and expectations are not predictions of actual performance.  Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic's business, Medtronic's business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic's and Covidien's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New
Medtronic’s, Medtronic's and Covidien's facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic's,  Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes;

Disclaimers (cont’d)
loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic's periodic public filings with the SEC, including but not limited to Medtronic's Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic's and
Covidien’s other investor communications.  Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.
Statement Required by the Irish Takeover Rules
The directors of Medtronic accept responsibility for the information contained in this document.  To the best of the knowledge and belief of the directors of
Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
NO PROFIT FORECAST/ASSET VALUATIONS
No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New
Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

Global Town Hall Meeting with Chairman and CEO Omar Ishrak November 20, 2014